Exhibit 99.1

Cyber Security Leader Radware Launches SkyHawk Security, a Spinoff of its Cloud Native
Protector Business

Tiger Global Management invests $35 million in SkyHawk Security to accelerate growth

TEL AVIV, Israel, May 3, 2022— Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced the spinoff of its Cloud Native Protector (CNP) business to form a new company called SkyHawk Security. To accelerate SkyHawk Security’s development and growth opportunities, an affiliate of Tiger Global Management will make a $35 million strategic external investment, resulting in a valuation of $180 million. Tiger Global Management is a leading global technology investment firm focused on private and public companies in the internet, software, and financial technology sectors.

Skyhawk Security is a leader in cloud threat detection and protects dozens of the world’s leading organizations using its artificial intelligence and machine learning technologies. Its Cloud Native Protector provides comprehensive protection for workloads and applications hosted in public cloud environments. It uses a multi-layered approach that covers the overall security posture of the cloud and threats to individual workloads. Easy-to-deploy, the agentless solution identifies and prevents compliance violations, cloud security misconfigurations, excessive permissions, and malicious activity in the cloud.

We recognize the growing opportunities in the public cloud security market and are planning to capitalize on them, ”said Roy Zisapel, Radware’s president and CEO.” We look forward to partnering with Tiger Global Management to scale the business, unlock even more security value for customers, and position SkyHawk Security for long-term success.”

The spinoff, which adds to Radware’s recently announced strategic cloud services initiative, further demonstrates the company’s ongoing commitment to innovation. SkyHawk Security will have the ability to operate with even greater sales, marketing, and product focus as well as speed and flexibility. Current and new CNP customers will benefit from future product development efforts, while CNP services for existing customers will continue without interruption.

Radware does not expect the deal to materially affect operating results for the second quarter or full year of 2022.

About Tiger Global Management
Tiger Global Management is a leading global technology investment firm that focuses on private and public companies in the software, internet, and financial technology sectors. Since 2001, Tiger Global has invested in hundreds of companies across more than 30 countries, including investments ranging from Series A to pre-IPO. The firm aims to partner with dynamic entrepreneurs operating market-leading companies in its core focus areas.

About Radware
Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity, and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

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Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” For example, when we say that we recognize the growing opportunities in the public cloud security market and are planning to capitalize on them, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; our ability to successfully implement our strategic initiative to accelerate our cloud business; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; changes in government regulation; outages, interruptions, or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train, and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Investor Relations: Yisca Erez, +972-72-3917211, ir@radware.com Media Contact: Gerri Dyrek Radware Gerri.Dyrek@radware.com